BY EDGAR


September 27, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549



                               MITSUI & CO., LTD.
                  REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K


Ladies and Gentlemen:

     We, Mitsui & Co., Ltd. (the "Company"), are transmitting in electronic format pursuant to Regulation S-T for filing under the Securities Exchange Act of 1934, as amended, the Company's Report on Form 6-K, dated September 27, 2002 (the "Report").

     The original signature pages to the Report have been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.



                                               Very truly yours,



                                               Yuji Takagi
                                               Mitsui & Co., Ltd.
                                               General Manager of Corporate
                                               Communications Division